As Filed with the Securities and Exchange Commission on April 21, 2010
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM F-3
REGISTRATION STATEMENT
UNDER THE
SECURITIES  ACT OF 1933

Canadian Superior Energy Inc.
(Exact name of Registrant as specified in its charter)

Alberta	Not Applicable
(Province or other Jurisdiction	(I.R.S. Employer
of Incorporation or Organization)	Identification No.)
Suite 3200, 500 - 4th Avenue SW
Calgary, Alberta
Canada, T2P 2V6
(403) 294-1411
(Address and telephone number of Registrants' principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York, 10011
(212) 894-8940
(Name, address and telephone number
(including area code) of agent for service)

Copies to:
Christopher W. Morgan, Esq.	D. George Kelly, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Borden Ladner Gervais LLP
222 Bay Street, Suite 1750, P.O. Box 258	1000 Canterra Tower,
Toronto, Ontario, Canada M5K 1J5	400 Third Avenue S.W.
(416) 777-4700	Calgary, Alberta, Canada T2P 4H2
(403) 232-9703

Approximate date of commencement of proposed sale of the securities to the public:
From time to time on or after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of  the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a registration statement pursuant to General Instruction I.C. or a post−effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐
If this Form is a post−effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF  REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Shares	25,000,000 (2)	$0.59 (4)	$14,750,000	$1,051.68

Common Shares	2,500,000 (3)	$0.65 (5)	$1,625,000	$115.86
Total	27,500,000		$16,375,000	$1,167.54 (6)

(1)
Pursuant to Rule 416 under the Securities Act such number shall include an indeterminate number of additional securities that may be issued in connection with stock splits, stock dividends or similar transactions.

(2)
Comprised of 25,000,000 common shares issuable upon conversion by the selling shareholders of the Series B, 5% U.S. cumulative redeemable convertible preferred shares of the Registrant which were issued to a selling shareholder in connection with the restructuring of the Registrant's Series A, 5.0% U.S. cumulative redeemable convertible preferred shares (the "Series A Preferred Shares").

(3)
Comprised of 2,500,000 common shares issuable to a selling shareholder upon exercise of the common share purchase warrants issued to the selling shareholder in connection with the restructuring of the Series A Preferred Shares.

(4)
Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low prices of the Registrant's common shares on the NYSE Amex Equities on April 16, 2010.

(5)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(g) under the Securities Act based on the exercise price for the common share purchase warrants.

(6)
A filing fee of $816.70 was previously paid by the Registrant in connection with Registration No. 333-153698, initially filed September 26, 2008, registering 4,375,000 common shares of the Registrant issuable upon exercise of common share purchase warrants which have expired without exercise. Such fee was offset by a filing fee of $15,252.83 previously paid by the Registrant in connection with Registration No. 333-136427, initially filed August 9, 2006 and partially offset by a filing fee paid by the Registrant in connection with Registration No. 5-80168, initially filed June 19, 2006. Pursuant to Rule 457(p), the Registrant hereby offsets $816.70 of such previously paid filing fee against the total amount of the filing fee due for this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated April 21, 2010

CANADIAN SUPERIOR ENERGY INC.

27,500,000 Common Shares

This prospectus covers 27,500,000 common shares that may be offered for resale by the selling shareholders named in this prospectus and certain persons to whom the selling shareholders may transfer their shares. The shares covered include 25,000,000 common shares issuable upon conversion of our Series B, 5% U.S. cumulative redeemable convertible preferred shares (the “Series B Preferred Shares”), and 2,500,000 common shares issuable upon exercise of warrants, that we issued on February 3, 2010 in connection with the restructuring of our Series A, 5% U.S. cumulative redeemable convertible preferred shares (the “Series A Preferred Shares”).

No securities are being offered or sold by us pursuant to this prospectus, and we will not receive any of the proceeds from the sale of the shares by the selling shareholders. We will, however, receive the proceeds from any exercise of the warrants.

Our common shares are listed on the Toronto Stock Exchange (the “TSX”) and the NYSE Amex Equities (the “Amex”) under the symbol “SNG”. On April 20, 2010, the closing price of our common shares was Cdn$0.59 on the TSX and US$0.58 on the Amex.

The selling shareholders may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares directly to purchasers or through broker-dealers or agents. The common shares may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, prices related to the prevailing market prices, varying prices determined at the time of sale or negotiated prices. See “Plan of Distribution” beginning on page 25 for more information about how the selling shareholders may sell or dispose of their shares. We do not know when or in what amount the selling shareholders may offer the shares for sale. The selling shareholders may sell any, all or none of the shares offered by this prospectus.

An investment in our common shares involves a high degree of risk. Before purchasing any common shares, you should consider carefully the risks described under “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April    , 2010.

TABLE OF CONTENTS

CAUTIONARY NOTE TO UNITED STATES INVESTORS	2
THE COMPANY	3
RECENT DEVELOPMENTS	3
RISK FACTORS	4
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	12
EXCHANGE RATE INFORMATION	14
USE OF PROCEEDS	14
DIVIDEND POLICY	15
PRICE RANGE OF COMMON SHARES	15
CONSOLIDATED CAPITALIZATION	17
DESCRIPTION OF SHARE CAPITAL	17
ARTICLES OF INCORPORATION AND BYLAWS	20
REGISTRATION RIGHTS	22
SELLING SHAREHOLDERS	24
PLAN OF DISTRIBUTION	25
INCOME TAX CONSIDERATIONS	26
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	30
DOCUMENTS INCORPORATED BY REFERENCE	31
WHERE YOU CAN FIND MORE INFORMATION	31
EXPERTS	32
LEGAL MATTERS	32
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009	33

You should rely only upon the information included in this prospectus or incorporated by reference as described under “Documents Incorporated by Reference”. We and the selling shareholders have not authorized any other person to provide you with different or inconsistent information, and you should not rely upon any such information.

The information contained in this prospectus is accurate only as of the date of this prospectus, and the information contained in any document incorporated by reference in this prospectus is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any sale of the common shares. Our business, financial condition, results of operations and prospects may have changed since those dates.

The selling shareholders are offering to sell, and seeking offers to buy, the shares only in jurisdictions where it is lawful to do so. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any shares other than the registered shares to which it relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy shares in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction.

References in this prospectus to “Canadian Superior,” “we”, “us”, and “our” refer to Canadian Superior Energy Inc. and our subsidiaries, unless otherwise specified. References in this prospectus to “BOE/d” mean a barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6,000 cubic feet of natural gas, which is the industry accepted norm and is not based on either energy content or current price, and references in this prospectus to “MBOE” mean 1,000 barrels of oil equivalent. We encourage you to read the additional information and cautionary note regarding the presentation of barrels of oil equivalent contained in our Canadian Annual Information Form, or AIF, (which forms a part of our Annual Report on Form 40-F for the fiscal year ended December 31, 2009 and is incorporated by reference in this prospectus) under “Statement of Reserves Data and Other Oil and Gas Information”. See “Documents Incorporated by Reference”.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Under a multi-jurisdictional disclosure system adopted by the United States and Canada, we are permitted to prepare our continuous disclosure documents and other information, including most of the documents incorporated by reference in this prospectus, in accordance with the disclosure requirements of Canada. You should be aware that Canadian disclosure requirements are different from those of the United States.

Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus is reported in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP. To the extent applicable to our consolidated financial statements, these principles conform in all material respects with generally accepted accounting principles in the United States, or U.S. GAAP, except as described in the notes to our consolidated financial statements, which are incorporated by reference in this prospectus.

We have also incorporated by reference in this prospectus the consolidated financial statements of Challenger Energy Corp. (“Challenger”), which we acquired on September 15, 2009, and have included an unaudited pro forma consolidated statement of operations that illustrates, on a pro forma basis, the effects of our acquisition of Challenger on our consolidated financial statements and also the disposition to BG International Limited (“BG”) of 45% of our undivided 70% interest in the Block 5(c) Trinidad project. Challenger’s consolidated financial statements are reported in Canadian dollars and have been prepared in accordance with Canadian GAAP.  To the extent applicable to Challenger’s consolidated financial statements, these principles conform in all material respects with U.S. GAAP, except as described in the notes to Challenger’s consolidated financial statements.  The unaudited pro forma consolidated statement of operations included in this prospectus is reported in Canadian dollars, has been prepared in accordance with Canadian GAAP and has been reconciled to U.S. GAAP as set forth in the notes to the unaudited pro forma consolidated statement of operations.

Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this prospectus have been, and will be, prepared in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities or NI 51-101. NI 51-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes with respect to oil and gas activities and production and reserve information.

Canadian standards, including NI 51-101, differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”), and any reserve and resource information included or incorporated by reference in this prospectus may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, oil and gas deposits may not be classified as “proved reserves” unless the determination has been made that the oil and gas is reasonably certain to be economically and legally produced and sold under economic conditions prevailing at the time the reserve determination is made. Oil and gas deposits may not be classified as “probable reserves” unless oil and gas is, in sum with proved reserves, determined to be as likely as not to be recovered from a project. Oil and gas deposits may not be classified as “possible reserves” unless the actual quantities of oil and gas ultimately recovered from a project have at least a low probability, using deterministic methods, or a ten percent probability, using probabilistic methods, of exceeding the sum of proved, probable and possible estimates. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “resources” or other descriptions of the amount of oil and gas deposits that do not constitute “proved reserves”, “probable reserves” or “possible reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of a “resource” exists or is economically or legally recoverable. The Canadian standards for identification of “proved reserves” are also not the same as those of the SEC, and proved reserves reported by Canadian Superior in compliance with Canadian standards may not qualify as “proved reserves” under SEC standards.

In this prospectus and in any documents incorporated by reference, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to “$” or “Cdn$” means Canadian dollars and references to “US$” means U.S. dollars. See “Exchange Rate Information”.

THE COMPANY

Canadian Superior is engaged in the exploration for, and acquisition, development and production of, petroleum and natural gas with operations in Western Canada, offshore Trinidad and Tobago and North Africa. The Company is also engaged in a proposed development of a liquefied natural gas project in U.S. federal waters offshore New Jersey.

Further details concerning our business, including information with respect to our assets, operations and development history, are provided in our Annual Information Form, which forms a part of our Annual Report on Form 40-F, and the other documents incorporated by reference into this prospectus. See “Documents Incorporated by Reference”. You are encouraged to thoroughly review the documents incorporated by reference into this prospectus as they contain important information concerning our business and our prospects.

Our principal and head office is located at 3200, 500 - 4th Avenue S.W., Calgary, Alberta T2P 2V6, and our registered office is located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta T2P 4K9. Our telephone number is (403) 294-1411.

RECENT DEVELOPMENTS

On January 18, 2010, James H. T. Riddell was appointed as a member of our board of directors.

On January 19, 2010, we completed a private placement of 114,424,238 common shares at a price of $0.52 per common share for gross proceeds of approximately $59.5 million.

On February 3, 2010, all of the issued and outstanding Series A Preferred Shares in the aggregate principal amount of US$15,000,000 owned by West Coast Opportunity Fund, LLC were converted into an equal number of Series B Preferred Shares and we issued 2,500,000 common share purchase warrants. Each common share purchase warrant entitles the holder thereof to purchase a common share until December 31, 2011 at a price of US$0.65 per common share. For a description of the Series A Preferred Shares, the Series B Preferred Shares and the common share purchase warrants, see “Description of Share Capital”. Further information with respect to the conversion of the Series A Preferred Shares may be found under “General Development of the Business” in the AIF, which forms a part of our Annual Report on Form 40-F. See “Documents Incorporated by Reference”.

RISK FACTORS

Investing in our common shares involves a high degree of risk. In addition to the other information included in this prospectus, you should carefully consider the risks described below and the risk factors described in the documents incorporated by reference before purchasing our common shares. If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer. As a result, the trading price of our common shares could decline, and you might lose all or part of your investment. Additional risks and uncertainties not currently known to our management may also have an adverse effect on our business and the information set out below does not purport to be an exhaustive summary of the risks affecting us.

An investment in our common shares is speculative due to the nature of our business.

 An investment in our common shares is speculative due to the nature of our involvement in the exploration, development and production of oil and natural gas and our present stage of development. Oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration by us will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions, such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations of that data.

The nature of our business subjects us to a variety of exploration, development and production risks.

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our long-term commercial success depends on our ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves we may have at any particular time, and the production therefrom will decline over time as such existing reserves are exploited. A future increase in our reserves will depend not only on our ability to explore and develop any properties we may have from time to time, but also on our ability to select and acquire suitable producing properties or prospects. We may not be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, our management may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. Further commercial quantities of oil and natural gas may not be discovered or acquired by us.

 Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

 Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, we may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to us. In accordance with industry practice, we are not fully insured against all of these risks, nor are all such risks insurable. Although we maintain liability insurance in an amount that we consider consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event we could incur significant costs that could have a material adverse effect upon our financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on us.

Our production and revenues may be dependent on the ability of third party operators.

Other companies operate some of the assets in which we have an interest. As a result, we will have limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect our financial performance. Our return on assets operated by others will therefore depend upon a number of factors that may be outside of our control, including the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

We may not be able to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas we produce.

We will manage a variety of small and large projects in the conduct of our business. Project delays may delay expected revenues from operations. Significant project cost over-runs could make a project uneconomic. Our ability to execute projects and market oil and natural gas will depend upon numerous factors beyond our control, including:

•	the availability of processing capacity;

•	the availability and proximity of pipeline capacity;

•	the availability of storage capacity;

•	the supply of and demand for oil and natural gas;

•	the availability of alternative fuel sources;

•	the effects of inclement weather;

•	the availability of drilling and related equipment;

•	unexpected cost increases;

•	accidental events;

•	currency fluctuations;

•	changes in regulations;

•	the availability and productivity of skilled labour; and

•	the regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, we could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

We might have difficulty obtaining additional capital, which could prevent us from achieving our business objectives.

We anticipate making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If our revenues or reserves decline, it may limit our ability to expend or access the capital necessary to undertake or complete future drilling programs. Debt or equity financing or cash generated by our operations may not be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, it may not be on terms acceptable to us. Our inability to access sufficient capital for our operations could have a material adverse effect on our financial condition, results of operations or prospects.

The uncertainty of global economic conditions may have an adverse affect on our business and the price of our common shares.

 The market events and conditions witnessed over the past two financial years, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility in commodity prices and increases in the rates at which we are able to borrow funds for our capital programs. While there have been recent signs which may suggest the beginning of a global economic recovery, there can be no certainty regarding the timing or extent of a potential recovery, and such continued uncertainty in the global economic situation means that we, along with all other oil and gas entities, may continue to face restricted access to capital and increased borrowing costs. This could have an adverse effect on us, including the price of our common shares, as our ability to make future capital expenditures is dependent on, among other factors, the overall state of the capital markets and investor appetite for investments in the energy industry generally and our securities in particular.

We may not be able to obtain the financing necessary to carry out our acquisition, exploration and development activities.

Our cash flow from our producing reserves may not be sufficient to fund our ongoing activities at all times. From time to time, we may require additional financing in order to carry out our acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause us to forfeit our interest in certain properties, miss certain acquisition opportunities and reduce or terminate our operations. If our revenues from our reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect our ability to expend the necessary capital to replace our reserves or to maintain our production. If our cash flow from operations is not sufficient to satisfy our capital expenditure requirements, additional debt or equity financing may not be available to meet these requirements, or be available on favorable terms.

We may incur levels of indebtedness which could impair our ability to obtain additional financing to take advantage of business opportunities and could negatively affect our debt ratings.

 From time to time we may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase our debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, we may require additional debt financing that may not be available or, if available, may not be available on favorable terms. Neither our articles nor our by-laws limit the amount of indebtedness that we may incur. The level of our indebtedness from time to time, could impair our ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively effect our debt ratings. This in turn, could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our oil and natural gas exploration and development activities depend on the availability of drilling and related equipment.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to us and may delay exploration and development activities.

Declines in the world prices of oil and natural gas may have a material adverse effect on our revenues and net income.

The marketability and price of oil and natural gas that may be acquired or discovered by us is and will continue to be affected by numerous factors beyond our control. Our ability to market our oil and natural gas may depend upon our ability to acquire space on pipelines that deliver natural gas to commercial markets. We may also be affected by deliverability uncertainties related to the proximity of our reserves to pipelines and processing and storage facilities and operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Our revenues, profitability and future growth and the carrying value of our oil and gas properties are substantially dependent on prevailing prices of oil and gas. Our ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond our control. These factors include economic conditions in the United States, Canada, Trinidad and Tobago, Tunisia, Libya, the actions of the OPEC and Russia, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the carrying value of our proved reserves and our borrowing capacity, revenues, profitability and cash flows from operations.

 Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

 In addition, bank borrowings available to us are in part determined by our borrowing base. A sustained material decline in prices from historical average prices could reduce our borrowing base, therefore reducing the bank credit available to us which could require that a portion, or all, of our bank debt be repaid.

The nature of our business exposes us to substantial risks. To the extent that we incur liability in excess of our insurance coverage, our financial position, results of operations or prospects could be materially affected.

Our involvement in the exploration for and development of oil and natural gas properties may result in liability for pollution, blow-outs, property damage, personal injury or other hazards. Although prior to conducting drilling and other field activities, we will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, we may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to us. The occurrence of a significant event that we are not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on our financial position, results of operations or prospects.

Future litigation could adversely affect our business and cash position.

We may from time to time be subject to litigation and regulatory proceedings arising in the normal course of our business. We cannot determine whether such litigation and regulatory proceedings will, individually or collectively, have a material adverse effect on our business, results or operations and financial condition. To the extent expenses incurred in connection with litigation or any potential regulatory proceeding or action (which may include substantial fees of attorneys and other professional advisors and potential obligations to indemnify officers and directors who may be parties to such actions) are not covered by available insurance, such expenses could adversely affect our cash position.

We are subject to numerous environmental regulations that have become more stringent in the recent past and may result in increased liabilities and increased capital expenditures by us.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and international, national, provincial, state and local law and regulation. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach can result in the imposition of clean-up orders, fines and/or penalties, some of which may be material, as well as possible forfeiture of requisite approval obtained from the various governmental authorities. The discharge of greenhouse gas emissions and other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require us to incur costs to remedy such discharge. Although we believe that we are in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect our financial condition, results of operations or prospects.

A reassessment of our income tax returns could result in a higher than expected past or future income tax liability as well as subject us to material payments of interest or penalties.

As we are engaged in the oil and natural gas business, our operations are subject to certain unique provisions of the Income Tax Act (Canada) and applicable provincial income tax legislation relating to characterization of costs incurred in our businesses which affects whether such costs are deductible and, if deductible, the rate at which they may be deducted for the purposes of calculating taxable income. We have reviewed our historical income tax returns with respect to the characterization of the costs incurred in the oil and natural gas business as well as other matters generally applicable to all corporations including the ability to offset future income against prior year losses. We have filed or will file all required income tax returns and believe that we are in full compliance with the provisions of the Income Tax Act (Canada) and applicable provincial income tax legislation, but such returns are subject to reassessment. In the event we are successfully reassessed, we may be subject to a higher than expected past or future income tax liability as well as potentially interest and penalties and such amount could be material.

We are subject to risks inherent in our foreign operations, including political, economic and other risks and uncertainties.

International operations in Trinidad and Tobago, Tunisia and Libya are subject to political, economic and other uncertainties, including, among others, risk of war, risk of terrorist activities, border disputes, expropriation, renegotiations or modification of existing contracts, restrictions on repatriation of funds, import, export and transportation regulations and tariffs, taxation policies including royalty and tax increases and retroactive tax claims, exchange controls, limits on allowable levels of production, currency fluctuations, labour disputes, sudden changes in laws, government control over domestic oil and gas pricing, and other uncertainties arising out of foreign government sovereignty over our international operations. In addition, because Libya is a member of OPEC, any production obtained by us from Libya will be constrained by OPEC quotas.

 Furthermore, international oil and gas operations in Trinidad and Tobago, Tunisia and Libya involve substantial costs and are subject to certain risks owing to the underdeveloped nature of the oil and gas industry in such countries. The oil and gas industry in various countries is not as developed as the oil and gas industry in Canada and the United States. As a result, drilling and development operations may take longer to complete and may cost more than similar operations in Canada and the United States. The availability of technical expertise, specific equipment and supplies is more limited in various countries than in Canada and the United States. Such factors may subject oil and gas operations in other countries to economic and operating risks not experienced in Canada and the United States.

We are subject to a variety of risks associated with the legal systems of Trinidad and Tobago, Tunisia and Libya.

Trinidad and Tobago, Tunisia and Libya have less developed legal systems than in Canada and the United States which may result in risks such as: (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation, or, in an ownership dispute, being difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters; in certain jurisdictions the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured.

We are subject to fluctuations in currency exchange rates.

A significant amount of our activities are transacted in or referenced to the currencies of the United States, Trinidad and Tobago, Tunisia and Libya. Our revenues, operating costs and certain of our payments in order to maintain property interests are to be in the local currency of the jurisdiction where the applicable property is located. As a result, fluctuations in the currencies of the United States, Trinidad and Tobago, Tunisia and Libya against the Canadian dollar, and each of those currencies against currencies in jurisdictions where our properties are located, could result in unanticipated fluctuations in our financial results which are denominated in Canadian dollars. We do not manage our exposure to fluctuations in currency exchange rates.

We will encounter competition in all areas of our business and may not be able to successfully compete with our competitors.

We actively compete for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than us. Our competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. Competition may also be presented by alternate energy sources.

 The oil and gas industry is highly competitive. Our competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than us.

 Certain of our customers and potential customers are themselves exploring for oil and gas, and the results of such exploration efforts could affect our ability to sell or supply oil or gas to these customers in the future. Our ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with our future industry partners and joint operators and our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Our reserves will be depleted over time and we may be unable to develop or acquire additional reserves.

Our future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on the successful acquisition or discovery of new reserves. Existing reserves and production will decline over time without the continual additional of new reserves. A future increase in our reserves will depend not only on our ability to develop any properties we may have from time to time, but also on our ability to select and acquire suitable producing properties or prospects. Our future exploration and development efforts may not result in the discovery and development of additional commercial accumulations of oil and natural gas.

We rely on industry partners to carry out certain of our business and operations.

In order to carry out certain of our business and operations , we rely on our industry partners (certain of which include suppliers, contractors and joint venture parties and operators). Accordingly, we are exposed to third party risk. Should such industry partners fail to fulfill those duties and obligations each owes to us, such failure could have a material adverse effect on our business and/or operations.

Our success depends on our ability to hire a CEO and retain the current members of our senior management team and other key personnel.

Our success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on us. We do not have key person insurance in effect for management. The contributions of these individuals to our immediate operations are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and we may not be able to continue to attract and retain all personnel necessary for the development and operation of our business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of our management.

We may not be able to secure the required licenses and permits for the conduct of our business.

Our properties are held in the form of licences and leases and working interests in licences and leases. If we or the holder of the licence or lease fails to meet the specific requirements of a licence or lease, the licence or lease may terminate or expire. The obligations required to maintain each licence or lease may not be met. The termination or expiration of our licences or leases or the working interests relating to a licence or lease may have a material adverse effect on our results of operations and business.

Increases in royalties and taxes payable by us will adversely affect our profitability.

In addition to federal regulations, each Canadian province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

We may face risks relating to land tenure.

 Crude oil and natural gas located in the western Canadian provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated. We may not be able to successfully negotiate or renew such leases, licences or permits on favorable terms, or at all.

We may not be able to guarantee that title to certain of our properties is free from defect.

Although title reviews may be conducted prior to the purchase of producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat our claim which could result in a reduction of the revenue received by us.

Enforcement of judgments or bringing actions outside the United States against us and our directors and officers may be difficult.

We are incorporated under the Business Corporations Act (Alberta) and all but four of our directors and all of our officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon our directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Furthermore, it may be difficult for investors to enforce judgments of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a Canadian court against us or any of our non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Actual production and ultimate reserves from our properties may deviate materially from estimates.

The reserve and recovery information contained in the report dated March 18, 2010 prepared by GLJ Petroleum Consultants Ltd. evaluating the oil, natural gas liquid and natural gas reserves attributable to our properties effective December 31, 2009 (the “GLJ Report”) are only estimates and the actual production and ultimate reserves from our properties may be greater or less than the estimates prepared in such report. The GLJ Report has been prepared using certain commodity price assumptions which are described in the notes to the reserve tables contained in our

AIF (which forms a part of our Annual Report on Form 40-F), which is incorporated by reference. If lower prices for crude oil, natural gas liquids and natural gas are realized by us and substituted for the price assumptions utilized in the GLJ Report, the present value of estimated future net cash flows for our reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions. Exploration for oil and natural gas involves many risks, which even a combination of experience and careful evaluation may not be able to overcome. We may not discover further commercial quantities of oil and natural gas.

Future acquisitions, financings or other transactions may have a dilutive effect on existing shareholders.

We may make future acquisitions or enter into financing or other transactions involving the issuance of our securities which may be dilutive.

We may not pay dividends for the foreseeable future.

We have not paid any dividends on our outstanding common shares. Payment of dividends on our common shares in the future will be dependent on, among other things, the cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and other business considerations as our board of directors considers relevant.

We are exposed to third party credit risk through certain of our contractual arrangements.

We are exposed to third party credit risk through our contractual arrangements with our current or future joint venture partners, marketers of our petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to us, such failures could have a material adverse effect on us and our cash flow from operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in our ongoing capital program, potentially delaying the program and the results of such program until we find a suitable alternative partner.

We may fail to realize the anticipated benefits of acquisitions and dispositions.

We make acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as our ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with our existing businesses and operations. The integration of an acquired business may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that we can focus our efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain of our non-core assets, if disposed of, could realize less than their carrying value on our financial statements.

We are subject to the risks inherent in our risk mitigation activities.

From time to time we may enter into agreements to receive fixed prices on our oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, we will not benefit from such increases and we may nevertheless be obligated to pay royalties on such higher prices, even though not received by us, after giving effect to such agreements. Similarly, from time to time we may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, we will not benefit from the fluctuating exchange rate.

Aboriginal right and title claims may impact our business and operations.

The Canadian First Nations have made rights and title claims to a significant portion of Western Canada. At present we are unable to assess what, if any, impact such claims will have on the business and operations that we conduct in Western Canada.

Certain of our directors and officers may have conflicts of interest.

Certain of our directors and officers are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of us and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to, such other procedures and remedies as apply under the Business Corporations Act (Alberta).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements and forward looking information, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, which are based upon our current internal expectations, estimates, projections, assumptions and beliefs as at the date of those statements or that information, including, among other things, assumptions with respect to production, future capital expenditures and cash flows. In some cases, words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” occur, are intended to identify forward-looking statements and forward-looking information. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements or information. In addition, this prospectus and the documents incorporated by reference may contain forward-looking statements and information attributed to third party industry sources. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Such forward-looking statements and information in this prospectus speak only as of the date of this prospectus or as of the date specified in the documents incorporated by reference.

Forward-looking statements and information in this prospectus and the documents incorporated by reference include, but are not limited to, statements with respect to:

•	drilling inventory, drilling plans and timing of drilling, re-completion and tie-in of wells;
•	plans for facilities construction and completion of the timing and method of funding;
•	productive capacity of wells, anticipated or expected production rates and anticipated dates of commencement of production;
•	drilling, completion and facilities costs;
•	results of our various projects;
•	ability to lower cost structure in certain of our projects;
•	our growth expectations;
•	timing of development of undeveloped reserves;
•	our tax horizon;
•	the performance and characteristics of our oil and natural gas properties;
•	oil and natural gas production levels;
•	the quantity of oil and natural gas reserves;
•	capital expenditure programs and the timing and funding of those programs;
•	supply and demand for oil and natural gas and commodity prices;
•	the impact of Canadian federal and provincial governmental regulation on us relative to other oil and gas issuers of similar size;
•	weighting of production between different commodities;
•	expected levels of royalty rates, operating costs, general and administrative costs, costs of services and other costs and expenses;
•	expectations regarding our ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
•	treatment under governmental regulatory regimes and tax laws; and
•	realization of the anticipated benefits of acquisitions and dispositions.

Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot assure you that these expectations will prove to be correct. Neither we nor the selling shareholders can guarantee future results, levels of activity, performance or achievements. Consequently we are not making any representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements and information. Some of the risks and other factors, some of which are beyond our control, which could cause results to differ materially from those expressed or implied by the forward-looking statements and information contained in this prospectus and the documents incorporated by reference include, but are not limited to:

•	the nature of our involvement in the exploration, development and production of oil and natural gas and our present stage of development;
•	exploration, development and production risks;
•	the dependence of our production and revenues on the ability of third party operators;
•	our ability to execute our projects and to effectively market the oil and natural gas we produce;
•	the availability of capital to us on acceptable terms;
•	general economic conditions in Canada, the United States of America and globally;
•	our requirements for financing;
•	our levels of indebtedness;
•	the availability of drilling and related equipment;
•	industry conditions, including fluctuations in the price of oil and natural gas;
•	our ability to insure against the risks we face in our business;
•	general commercial litigation;
•	governmental regulation of the oil and gas industry, including environmental regulation;
•	our past or future income tax liabilities;
•	risks inherent in our foreign operations;
•	risks associated with foreign legal systems;
•	fluctuations in foreign exchange or interest rates;
•	competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
•	depletions in our reserves over time and our ability to obtain additional reserves;
•	our reliance on industry partners;
•	our ability to retain and attract key personnel, including the hiring of a chief executive officer;
•	liabilities inherent in oil and natural gas operations;
•	the need to obtain required approvals from regulatory authorities;
•	royalties and taxes payable by us;
•	risks relating to land tenure;
•	title to our properties;
•	the dilutive effect of future acquisitions, financings or other transactions;
•	our ability to pay dividends;
•	our exposure to third party credit risk;
•	failure to realize anticipated benefits of acquisitions;
•	risks inherent in our hedging activities;
•	aboriginal right and title claims;
•	conflicts of interest for our directors and officers; and
•	other factors disclosed under “Risk Factors” in this prospectus and in our AIF (which forms a part of our Annual Report on Form 40-F), which is incorporated by reference.

Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future. You are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements and the forward-looking information contained in this prospectus and the documents incorporated by reference are expressly qualified by this cautionary statement. Neither we nor the selling shareholders are under any duty to update any of the forward-looking statements or information after the date of this prospectus to conform such statements or information to actual results or to changes in our expectations, except as otherwise required by applicable securities laws.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (1) the low and high noon exchange rates during such period; (2) the noon exchange rates in effect at the end of the period; and (3) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada. The average exchange rate is calculated on the last business day of each month for the applicable period.

	Year ended December 31,
	2007	2008	2009
Low	0.8437	0.7711	0.7692

High	1.0905	1.0289	0.9716

Period End	1.0120	0.8166	0.9555

Average	0.9304	0.9381	0.8757

The following table sets forth, for each of the last six months in 2009, the low and high noon exchange rates and the noon exchange rate at the end of the month, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada:

	Month ended
	July 31, 2009	August 31, 2009	September 30, 2009	October 31, 2009	November 30, 2009	December 31, 2009
Low	0.8580	0.9026	0.9038	0.9221	0.9308	0.9334

High	0.9268	0.9358	0.9422	0.9716	0.9560	0.9611

End of Month	0.9268	0.9118	0.9327	0.9282	0.9457	0.9555

On April 20, 2010, the noon exchange rate was Cdn$1.00=US$1.0014.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common shares by the selling shareholders. We will, however, receive the proceeds from any exercise of the warrants. If all of the warrants were exercised for cash, we would receive proceeds of US$1,625,000, which we would use to fund our international exploration spending and new business development activities and for general corporate purposes.

We are required to pay all fees and expenses incident to the registration of the common shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the common shares offered by this prospectus.

The following table sets forth expenses payable by us in connection with the registration of the common shares. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission registration fee	US$1,168
Legal fees and expenses	100,000
Accounting fees and expenses	50,000
Miscellaneous	5,000
Total	US$156,168

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Pursuant to the terms of our Series B Preferred Shares issued in February 2010, we may pay quarterly dividends in cash at a 5% annualized cash dividend rate or alternatively by way of issuance of our common shares at market price, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. The dividends on the preferred shares are payable, as and when declared by our board of directors, but the dividends are cumulative and will carry forward to the extent that they are not paid.

PRICE RANGE OF COMMON SHARES

Our common shares are traded on the Amex and the TSX under the symbol “SNG”. The following tables set forth, for the periods indicated, the reported high and low closing prices of our common shares on the Amex.

	Amex
Period	High	Low
	(U.S. dollars)
Year Ended December 31, 2005	2.54	1.30

Year Ended December 31, 2006	2.73	1.80

Year Ended December 31, 2007	3.68	1.79

Fiscal 2008 First Quarter	3.99	2.85

Second Quarter	4.95	2.95

Third Quarter	4.80	2.29

Fourth Quarter	2.61	0.82

Year Ended December 31, 2008	4.95	0.82

Fiscal 2009

First Quarter	1.21	0.15

Second Quarter	0.90	0.40

Third Quarter	1.15	0.52

Fourth Quarter	0.84	0.46

Year Ended December 31, 2009	1.21	0.15

Fiscal 2010

First Quarter	0.64	0.48

Most Recent Six Months

October 2009	0.84	0.61

November 2009	0.64	0.53

December 2009	0.68	0.46

January 2010	0.64	0.54

February 2010	0.59	0.48

March 2010	0.61	0.49

The following table sets forth, for the periods indicated, the reported high and low closing prices of our common shares on the TSX.

	TSX
Period	High	Low
	(Cdn. dollars)
Year Ended December 31, 2005	2.95	1.81

Year Ended December 31, 2006	3.11	2.01

Year Ended December 31, 2007	3.89	2.11

Fiscal 2008

First Quarter	4.05	2.88

Second Quarter	4.99	2.96

Third Quarter	5.01	2.38

Fourth Quarter	2.81	1.00

Year Ended December 31, 2008	5.01	1.00

Fiscal 2009

First Quarter	1.46	0.23

Second Quarter	0.97	0.51

Third Quarter	1.19	0.62

Fourth Quarter	0.91	0.50

Year Ended December 31, 2009	1.46	0.23

Fiscal 2010

First Quarter	0.65	0.50

Most Recent Six Months

October 2009	0.91	0.65

November 2009	0.69	0.56

December 2009	0.73	0.50

January 2010	0.65	0.59

February 2010	0.63	0.51

March 2010	0.62	0.50

On April 20, 2010, the closing price of our common shares was $0.59 on the TSX and US$0.58 on the Amex.

CONSOLIDATED CAPITALIZATION

The following table describes our consolidated capitalization as of December 31, 2009. This table is presented in Canadian GAAP and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

For your convenience, we have converted certain Canadian dollar amounts for December 31, 2009 into U.S. dollars at the rate of US$0.9555 per $1.00 (the noon exchange rate on December 31, 2009 for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada). You should not view such currency translations as a representation that such Canadian dollar amounts actually represent such U.S. dollar amounts or could be or could have been converted into U.S. dollars at the rates indicated or at any other rate.

	December 31, 2009
	(U.S. dollars, in thousands)	(Cdn. dollars, in thousands)
Liability component of preferred shares, no par value (authorized: unlimited; outstanding: 150,000 Series A Preferred Shares)	14,620	15,301

Shareholders equity

Common shares, no par value (authorized: unlimited; outstanding: 197,057,498 common shares)	268,076	280,561

Equity component of preferred shares, no par value (authorized: unlimited; outstanding: 150,000 Series A Preferred Shares)	1,881	1,969

Common share purchase warrants (authorized and outstanding: 4,125,000)	73	76

Contributed surplus	25,725	26,923

Deficit	(94,914)	(99,334)

Total shareholders’ equity	200,841	210,195

Total capitalization	215,461	225,496

The information in the above table does not include:

•	9,889,000 common shares issuable upon the exercise of outstanding share options as of December 31, 2009 at a weighted-average exercise price of $1.82 per share;

•	9,816,749 common shares reserved for future issuance under our stock option plan as of December 31, 2009;

•	The issuance, on January 19, 2010, of 114,424,238 common shares at a price of $0.52 per share, for gross proceeds of approximately $59.5 million; and

•
The issuance, on February 3, 2010, of 150,000 Series B Preferred Shares, into which all of our issued and outstanding Series A Preferred Shares in the aggregate principal amount of US$15,000,000 were converted, and 2,500,000 common share purchase warrants, each of which is exercisable for a common share at an exercise price of US$0.65 per share, until December 31, 2011.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, each with no par value. As at December 31, 2009, 197,057,498 of our common shares were issued and outstanding, 150,000 of our Series A Preferred Shares were issued and outstanding and no Series B Preferred Shares were issued and outstanding. In addition, as of December 31, 2009, there were 9,889,000 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $1.82 per share, 9,816,749 common shares reserved for future grant or issuance under our stock option plan and 4,125,000 common share purchase warrants, each of which is exercisable for a common share at exercise prices ranging from $0.05 per share to $4.40 per share. On January 19, 2010, we completed a private placement of 114,424,238 common shares at a price of $0.52 per common share for gross proceeds of approximately $59.5 million. On February 3, 2010, all of our issued and outstanding Series A Preferred Shares were converted into an equal number of Series B Preferred Shares and we issued 2,500,000 common share purchase warrants, each of which entitles the holder to purchase one common share at a price of US$0.65 per common share until December 31, 2011.

Common Shares

Our common shares are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per share. The holders of common shares are entitled to receive such dividends as our board of directors may declare and, upon liquidation, to receive such assets of Canadian Superior as are distributable to holders of common shares. All of the common shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No common shares have been issued subject to call or assessment. The common shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and bylaws and in the Business Corporations Act (Alberta). See “Articles of Incorporation and Bylaws”.

Preferred Shares

Our preferred shares may be issued in one or more series with each series to consist of such number of shares as may, before the issue of the series, be fixed by our directors. Our directors are authorized, before the issue of the series, to determine the designation, rights, restrictions, conditions and limitations attaching to the preferred shares of each series. The preferred shares of each series rank equally with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up and in priority to the common shares and any other shares ranking junior to the preferred shares. In addition, if any amount of a fixed cumulative dividend or an amount payable on return of capital in respect of shares of a series of preferred shares is not paid in full, the shares of the series are entitled to participate rateably with the shares of any other series of the same class in respect of such amounts.

Series A Preferred Shares

Our board of directors created a series of 150,000 preferred shares referred to as Series A, 5% U.S. cumulative redeemable convertible preferred shares, or Series A Preferred Shares, with a stated value of US$100 per share. Cumulative dividends are payable, as and when declared by our board of directors, on the Series A Preferred Shares at a rate of 5% per year in priority to dividends on our common shares and all other shares ranking junior to the Series A Preferred Shares with respect to payment of any dividends. We may satisfy our dividend payment obligations in whole or in part by the issuance of common shares at current market price (the weighted average trading price for 20 trading days on the Amex) for an equivalent of 115% of the dividend otherwise payable.

 The Series A Preferred Shares are redeemable by us on or after December 30, 2010 for an amount equal to the stated value together with any accrued and unpaid dividends to the date fixed for redemption. The Series A Preferred Shares also may be redeemed by us between December 30, 2007 and December 30, 2010, provided that we have completed at least one well on Block 5(c) of our Trinidad and Tobago license and that the current market price prior to the date on which the redemption notice is given was at least 125% of the US$2.50 current conversion price.

 The holders of the Series A Preferred Shares may request redemption of their Series A Preferred Shares for a price per share equal to the stated value, together with all accrued and unpaid dividends on the earlier of December 30, 2010, or upon the occurrence of a takeover of Canadian Superior resulting in the common shares no longer being publicly traded.

 The Series A Preferred Shares are convertible at any time, or in the case called for redemption, on or prior to 4:30 p.m. on the third business day prior to the date fixed for redemption, at the current conversion basis; namely by dividing US$100 by the current conversion price of US$2.50 per common share, subject to adjustments as provided for in our articles of incorporation. The holders of Series A Preferred Shares are not entitled to any voting rights or to receive notice or attend at any meeting of shareholders unless and until we are in default of the payment of four quarterly dividends, whether or not such dividends have been declared, at which time the holders shall be entitled to receive notice of and attend at meetings of shareholders and shall be entitled to 40 votes in respect of each of the Series A Preferred Shares.

On February 3, 2010, all of our issued and outstanding Series A Preferred Shares were converted into an equal number of Series B Preferred Shares.

Series B Preferred Shares

Our board of directors created a series of 150,000 Series B Preferred Shares into which all of our outstanding Series A Preferred Shares were converted. The Series B Preferred Shares are referred to as Series B, 5% U.S. cumulative redeemable convertible preferred shares and have a stated value of US$100 per share. Cumulative dividends are payable, as and when declared by our board of directors, on the Series B Preferred Shares at a rate of 5% per year in priority to dividends on our common shares and all other shares ranking junior to the Series B Preferred Shares with respect to payment of any dividends. We may satisfy our dividend payment obligations in whole or in part by the issuance of common shares at current market price (the weighted average trading price for 20 trading days on the Amex) for an equivalent of 115% of the dividend otherwise payable.

The Series B Preferred Shares are redeemable by us on or after December 30, 2011 for an amount equal to the stated value together with any accrued and unpaid dividends to the date fixed for redemption.

The holders of the Series B Preferred Shares may request retraction of their Series B Preferred Shares for a price per share equal to the stated value, together with all accrued and unpaid dividends on the earlier of December 31, 2011, or upon the occurrence of a takeover of us resulting in the common shares no longer being publicly traded.

The Series B Preferred Shares are convertible into common shares at any time, or in the case such shares are called for redemption, on or prior to 4:30 p.m. (Calgary time) on the third business day prior to the date fixed for redemption, at the current conversion basis; namely by dividing US$100 by the current conversion price of US$0.60 per common share, subject to adjustments as provided for in our articles of incorporation. Notwithstanding the above, a holder of the Series B Preferred Shares is not entitled to exercise the right to convert such shares to the extent that, after such conversion, such holder, together with its affiliates, would hold, beneficially or of record, more than 9.9% of our then outstanding common shares.

We have the right to force the conversion of the Series B Preferred Shares into common shares provided that prior to the exercise of this right, the forced conversion price of such shares (the minimum of the highest 20 closing prices for the common shares in any consecutive 30-day trading period on Amex) is at least a 100% premium to the current conversion price of US$0.60 per common share, subject to adjustments as provided for in our articles of incorporation. We may not exercise this right to the extent that, after conversion, the holder of the converted shares, together with its affiliates, would hold, beneficially or of record, more than 9.9% of our then outstanding common shares.

The holders of the Series B Preferred Shares are not entitled to any voting rights or to receive notice of or to attend any meeting of shareholders unless and until we are in default of the payment of four quarterly dividends, whether or not consecutive and whether or not such dividends have been declared, at which time the holders shall be entitled to receive notice of and to attend all meetings of shareholders and shall be entitled to 40 votes in respect of each of the Series B Preferred Shares.

Shareholder Rights Plan

Our shareholders have adopted a shareholder rights plan. The shareholder rights plan is contained in an agreement, dated as of January 22, 2001, as amended and restated as of May 17, 2001, between us and Computershare Trust Company of Canada. The effective date of the shareholder rights plan was January 22, 2001 and it was amended and restated as of May 17, 2001. The shareholder rights plan continues in effect until January 22, 2011, being ten years from its effective date.

Under the rights plan, one right is attached to each common share. The rights will separate from the common shares and become exercisable eight trading days after a person acquires, or commences a take-over bid to acquire, 20% or more of the voting shares or other securities convertible into our voting shares, unless the separation time is deferred. The acquisition by any person (an “Acquiring Person”) of 20% or more of the common shares, other than in a permitted manner, is called a “Flip-in Event”. Any rights held by an Acquiring Person will become void upon the occurrence of a “Flip-In Event”.

Eight trading days after a Flip-in Event, each right will permit the holder (other than an Acquiring Person) to purchase from us, on payment of the $15 exercise price, common shares with a market value of $30. The result will be massive dilution of the holdings of the Acquiring Person. We anticipate that no Acquiring Person will be willing to risk such dilution and so will instead either make a take-over bid that is permitted by the rights plan, negotiate with our board of directors for a waiver of the rights plan, or apply to regulatory authorities for an order rendering the rights plan ineffective.

A person will not become an Acquiring Person, and will not trigger the separation and ability to exercise the rights, by becoming the beneficial owner of 20% or more of the common shares pursuant to a take-over bid specifically permitted by the rights plan or in other circumstances provided for under the rights plan. Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators) and statutory bodies acquiring 20% of the common shares are exempted from triggering a Flip-In Event, provided that they are not making, and are not part of a group making, a take-over bid.

The issue of the rights is not initially dilutive. However, upon a Flip-In Event occurring and the rights separating from the common shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of rights who do not (or, in the case of an Acquiring Person, cannot) exercise their rights upon the occurrence of a Flip-In Event will suffer substantial dilution.

Registrar and Transfer Agent

The transfer agent and registrar for the common shares is Valiant Trust Company at its offices in Calgary, Alberta and Toronto, Ontario and Registrar and Transfer Company at its offices in Cranford, New Jersey.

Listing

Our common shares are listed on the Amex and the TSX.

ARTICLES OF INCORPORATION AND BYLAWS

Objects or Purposes

Our articles of incorporation and bylaws do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

Directors’ Power to Vote on Matters in which a Director is Materially Interested. A director who (a) is a party to a material contract or material transaction or proposed material contract or proposed material transaction with us, or (b) is a director or officer of or has a material interest in any person who is a party to a material contract or material transaction or proposed material contract or proposed material transaction with us, must disclose in writing to us or request to have entered in the minutes of meetings of directors the nature and extent of the director’s interest. The director cannot vote on any resolution to approve the contract or transaction unless the contract or transaction is (a) an arrangement by way of security for money lent to or obligations undertaken by the director, or by a body corporate in which the director has an interest, for our benefit or for the benefit of an affiliate of ours, (b) a contract or transaction relating primarily to the director’s remuneration as a director, officer, employee or agent of ours or an affiliate of ours, (c) a contract or transaction for indemnity or insurance of directors or officers under the Business Corporations Act (Alberta) or (d) a contract or transaction with an affiliate of ours.

Directors’ Power to Determine Their Compensation. Our directors may fix their remuneration.

Borrowing Powers Exercisable by the Directors. Our directors may, without authorization of our shareholders, (a) borrow money on our credit, (b) issue, reissue, sell or pledge our debt obligations, (c) give a guarantee on our behalf to secure performance of an obligation of any person, and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our property, owned or subsequently acquired, to secure any obligation of ours. Our directors may also, by resolution, delegate the borrowing powers referred to above to a director, a committee of directors or an officer.

Retirement or Non-Retirement of Directors Under an Age Limit Requirement. There is no mandatory age-related retirement or non-retirement requirement for our directors.

Number of Shares Required for Director’s Qualification. Our directors are not required to hold any of our shares as a qualification to be a director.

Rights, Preferences and Restrictions Attaching to Our Shares

The rights, preferences and restrictions attaching to our shares are described above under “Description of Share Capital”.

Action Necessary to Change the Rights of Holders of Our Shares

The rights of holders of our shares may be changed by amending our articles, amalgamating with one or more other corporations, continuing under the laws of another jurisdiction, reorganizing under a court order or effecting an arrangement under a court order, in each case pursuant to the Business Corporations Act (Alberta). Those actions generally require approval of our shareholders by special resolution, meaning a resolution passed by a majority of not less than two-thirds (2/3) of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. The holders of a class of shares are entitled to vote separately as a class and holders of a series of shares of a class are entitled to vote separately as a series if the series is affected by the amendment or other action in a manner different from other shares of the same class. This applies whether or not shares of a class or series otherwise carry the right to vote.

Shareholders’ Meetings

Meetings of our shareholders must be held at the place within Alberta that our directors determine. Our directors must call an annual meeting of shareholders to be held not later than 15 months after holding the last preceding annual meeting and may at any time call a special meeting of shareholders. However, we may apply to the court for an order extending the time in which our next annual meeting must be held.

For the purpose of determining shareholders entitled to receive notice of or to vote at a meeting of shareholders, our directors must fix in advance a date as the record date for that determination of shareholders, but that record date cannot precede by more than 50 days or by less than 30 days the date on which the meeting is to be held. Notice of the time and place of a meeting of shareholders must be sent not less than 21 days and not more than 50 days before the meeting to each shareholder entitled to vote at the meeting, to each director and to our auditor.

All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements and auditor’s report, fixing the number of directors for the following year, election of directors and reappointment of the incumbent auditor, is deemed to be special business. Notice of a meeting of shareholders at which special business is to be transacted must state (a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business, and (b) the text of any special resolution to be submitted to the meeting.

We must, no later than 10 days after the record date, prepare a list of shareholders arranged in alphabetical order and showing the number of shares held by each shareholder. Each shareholder is entitled to vote the shares shown opposite the shareholder’s name at the meeting to which the list relates, except to the extent that (a) the person has transferred the ownership of any of the person’s shares after the record date, and (b) the transferee of those shares (i) produces properly endorsed share certificates, or (ii) otherwise establishes that the transferee owns the shares, and demands, not later than 10 days before the meeting, that the transferee’s name be included in the list before the meeting, in which case the transferee is entitled to vote the transferee’s shares at the meeting.

A quorum of shareholders is present at a meeting of shareholders if at least two persons are present in person, each being a registered shareholder or a proxy for a registered shareholder, and representing in the aggregate not less than 10% of our outstanding shares carrying voting rights at the meeting.

Each of our common shares entitles the holder of it to one vote at a meeting of shareholders. The holders of our Series B Preferred Shares are not entitled to any voting rights or to receive notice or attend at any meeting of shareholders unless and until we are in default of the payment of four quarterly dividends, whether or not such dividends have been declared, at which time the holders shall be entitled to receive notice of and attend at meetings of shareholders and shall be entitled to 40 votes in respect of each Series B Preferred Share. The holders of our Series B Preferred Shares may also be entitled to voting rights in the circumstances described above under “Articles of Incorporation and Bylaws — Action Necessary to Change the Rights of Holders of Our Shares”.

The registered holders or beneficial owners of not less than 5% of our issued shares that carry the right to vote at a meeting sought to be held may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition must state the business to be transacted at the meeting and must be sent to each director and to our registered office. On receiving the requisition, our directors must call a meeting of shareholders to transact the business stated in the requisition unless one of the exceptions set out in the Business Corporations Act (Alberta) is available.

Limitations on the Right to Own Securities

There are no limitations in our articles or bylaws on the rights to own any of our securities. However, the Investment Canada Act (Canada) may limit the rights of non-resident or foreign shareholders to acquire shares.

Change in Control

There are no provisions of our articles or bylaws that would have an effect of delaying, deferring or preventing a change in control and that would operate with respect to a merger, acquisition or corporate restructuring involving us. However, the Investment Canada Act (Canada) and our shareholder rights plan (described above under “Description of Share Capital — Shareholder Rights Plan”) may each have that effect.

Shareholder Ownership Disclosure

There are no provisions in our bylaws governing the ownership threshold above which shareholder ownership must be disclosed. However, Canadian and U.S. securities laws regarding shareholder ownership by certain persons require certain disclosure.

REGISTRATION RIGHTS

Pursuant to the terms of a Term Sheet, dated December 17, 2009, between us and West Coast Opportunity Fund, LLC, we entered into a Registration Rights Agreement, dated February 3, 2010 with West Coast Opportunity Fund, LLC (the “Registration Rights Agreement”). The following summary of selected provisions of the Registration Rights Agreement is subject to, and is qualified in its entirety by reference to, the provisions of the agreement. A copy of the Registration Rights Agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Pursuant to the Registration Rights Agreement, we have filed a registration statement on Form F-3, of which this prospectus forms a part, to register the resale, from time to time, of up to 25,000,000 common shares that are issuable upon conversion of our Series B Preferred Shares and an additional 2,500,000 common shares that are issuable upon exercise of warrants that we issued to West Coast Opportunity Fund, LLC on February 3, 2010, in connection with the restructuring of our Series A Preferred Shares.

Under the Registration Rights Agreement, we are required to use all commercially reasonable efforts to have the registration statement declared effective as soon as practicable but, in any event, no later than the prescribed time, and to keep the registration statement effective until the date which is the earlier of: (i) such time as all of the shares registered thereunder have been publicly sold; (ii) such time as the selling shareholders may sell all the shares registered thereunder without any limitation or requirement in respect to Rule 144 (or the successor rule thereto) (“Rule 144”) promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”); (iii) such time as the shares registered thereunder are sold pursuant to Rule 144; or (iv) such time as there are no longer outstanding any securities registered thereunder.

We have agreed to make certain payments to the selling shareholders in respect of liquidated damages if the registration statement does not become effective within the prescribed time or if the registration statement ceases for any reason to be effective and available to the selling shareholders as to all the shares required to be covered thereby at any time prior to the expiration of the prescribed period for its effectiveness for more than an aggregate of 35 days on which the Amex is open for the transaction of business.

Under the Registration Rights Agreement, we will: (i) furnish to the selling shareholders for their review copies of the “Selling Shareholders” and “Plan of Distribution” sections of any amendment or supplement to this prospectus; (ii) prepare and file with the SEC any necessary amendments and supplements to the registration statement and this prospectus as well as such additional registration statements as may be required and respond as promptly as reasonably practicable to any comments received from the SEC; (iii) notify the selling shareholders as promptly as reasonably practicable (A) when any prospectus supplement or post-effective amendment is proposed to be filed, (B) when the SEC notifies us of whether there will be a “review” of the registration statement and (C) when the registration statement has become effective, as well as of any request by the SEC for amendments or supplements to the registration statement or this prospectus, the issuance of any stop order suspending the effectiveness of the registration statement, and the occurrence of any event or passage of time that makes the financial statements included in the registration statement ineligible for inclusion therein or any statement made in the registration statement or prospectus or any document incorporated or deemed incorporated by reference therein untrue in any material respect or that requires any revisions to the registration statement or prospectus so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (iv) use commercially reasonable efforts to avoid the issuance of, or, if issued, to obtain the withdrawal of any order suspending the effectiveness of the registration statement; (v) provide the selling shareholders with copies of this prospectus and any amendment or supplement thereto; (vi) use commercially reasonable efforts to register or qualify the shares under “blue sky” laws of all jurisdictions within the United States; and (vii) cause all the shares to be listed on each of the Amex and TSX.

The rights of the selling shareholders under the Registration Rights Agreement may only be transferred or assigned to a transferee or assignee that (i) is a subsidiary, parent, partner, limited partner, member, retired partner or shareholder of a selling shareholder or (ii) is a family member or trust for the benefit of a selling shareholder.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

SELLING SHAREHOLDERS

This prospectus covers the resales, from time to time, of up to 27,500,000 common shares by the selling shareholders named in the table below. We issued 150,000 Series B Preferred Shares which are convertible into 25,000,000 common shares, to the West Coast Opportunity Fund, LLC in connection with the restructuring of our Series A Preferred Shares. We also issued warrants to purchase an additional 2,500,000 common shares to the West Coast Opportunity Fund, LLC in connection with the restructuring of our Series A Preferred Shares. The restructuring closed on February 3, 2010.

This prospectus may be used by the selling shareholders or their permitted transferees, as described in “Registration Rights”, in connection with resales of the shares, from time to time, during the period that the registration statement, of which this prospectus forms a part, remains effective. The selling shareholders are not under any obligation to sell all or any portion of the shares, nor are the selling shareholders obligated to sell any of their shares immediately after the date of this prospectus.

The information in the table below is as of April 20, 2010, and is based solely upon information provided by the selling shareholders. This table lists the number of common shares being offered for sale by the selling shareholders pursuant to this prospectus, and the number of common shares beneficially owned by the selling shareholders prior to this offering and after this offering, assuming the sale of all shares held by the selling shareholders pursuant to this prospectus. The common shares listed in the table below as being beneficially owned by the selling shareholders prior to this offering include 25,000,000 common shares that are issuable upon exercise of our Series B Preferred Shares and 2,500,000 common shares that are issuable upon exercise of the warrants. To prevent dilution to the selling shareholders, the following numbers may change because of adjustments to reflect stock splits, stock dividends or similar events involving the common shares. As a result of these and other provisions, the selling shareholders may acquire more common shares than are currently listed in the following table upon conversion of the Series B Preferred Shares and upon exercise of the warrants.

To our knowledge, the selling shareholders have sole voting and investment power with respect to the shares and have not within the past three years had any position, office or other material relationship with us (including any of our affiliates), except as set forth in the footnotes to the table below. The selling shareholders have confirmed to us that they are not broker-dealers or affiliates of broker-dealers within the meaning of United States federal securities laws.

Information concerning the selling shareholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if required.

Name of Selling Shareholder	Number of Common Shares Beneficially Owned Prior to Offering	Number of Shares	Number and Percentage of Common Shares Beneficially Owned After the Offering(1)(2)

MMCAP International Inc. SPC c/o CIBC World Markets 161 Bay St., 5th Floor Toronto, ON M5J 2S8	8,666,667	6,666,667	2,000,000 (0.6%)

Strategic Opportunities Master Fund c/o Adaly Investment Management Corp. 1 St. Clair Ave. West, Suite 404 Toronto, ON M4V 1K7	5,133,333	5,133,333	Nil

Vertex One Asset Management Inc. #1920-1177 W. Hastings St. Vancouver, BC V6E 2K3	4,666,667	4,666,667	Nil

Adaly Opportunity Fund c/o Adaly Investment Management Corp. 1 St. Clair Ave. West, Suite 404 Toronto, ON M4V 1K7	2,500,000	2,500,000	Nil

West Coast Opportunity Fund, LLC 1301 – 1st Avenue, Suite 201 Seattle, WA 98101	2,500,000	2,500,000	Nil

Nesbitt Burns ITF Amethyst Arbitrage Fund B1 Level, 1 First Canadian Place Toronto, ON M5X 1H3	1,750,000	1,750,000	Nil

Parkwood GP Inc. 90 Adelaide St. W., Suite 800 Toronto, ON M5H 3V9	883,333	583,333	300,000 (0.1%)

Gibralt Capital Corporation 2600-1075 West Georgia St. Vancouver, BC V6E 3C9	833,333	833,333	Nil

The K2 Principal Fund L.P. 444 Adelaide St. West, Suite 200 Toronto, ON M5V 1S7	833,333	833,333	Nil

Scotia Capital ITF RCM Special Situations Fund Scotia Plaza, 56th Floor, 40 King St. West, Box 4085, Station “A” Toronto, ON M5W 2X6	833,333	833,333	Nil

Strategic Retirement Fund c/o Adaly Investment Management Corp. 1 St. Clair Ave. West, Suite 404 Toronto, ON M4V 1K7	700,000	700,000	Nil

Eosphoros Asset Management Inc. 90 Adelaide St. W., Suite 800 Toronto, ON M5H 3V9	450,000	250,000	200,000 (0.1%)

Lester Hedge Fund LP 1800 McGill College Ave, Suite 2102 Montreal, QC H3A 3J6	250,000	250,000	Nil

Totals		27,500,000

Notes:

(1)
Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after April 20, 2010 through the exercise of any warrant, stock option or other right. The percentage of common shares beneficially owned after the offering is based on 348,815,738 common shares being outstanding as at April 20, 2010 assuming the issuance of 25,000,000 shares upon conversion of the Series B Preferred Shares and assuming the issuance of 2,500,000 shares upon full exercise of the warrants.

(2)
Although the selling shareholders have not expressed a specific intention as to the number of common shares to be sold, the table shows the ownership that would result if all of the common shares issuable upon conversion of the Series B Preferred Shares and all of the shares issuable upon exercise of the warrants, were sold. Any other common shares owned by the selling shareholders that are not issued in connection with the conversion of the Series B Preferred Shares or the exercise of the warrants are not assumed to be sold.

PLAN OF DISTRIBUTION

The selling shareholders are entitled to the benefits of the Registration Rights Agreement pursuant to which we agreed to file the registration statement including this prospectus with the SEC under the Securities Act covering resales of the shares, from time to time.

The selling shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date of this prospectus;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 or Rule 904 under the Securities Act or pursuant to another exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares from time to time under this prospectus, or under an amendment to this prospectus upon amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

Upon a selling shareholder notifying us in writing that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

The selling shareholders also may transfer the shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In order to comply with the securities laws of most states, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling shareholders and any other person participating in a distribution of the shares covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling shareholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the shares may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. Regulation M’s prohibition on purchases may include purchases to cover short positions by the selling shareholders, and a selling shareholder’s failure to cover a short position at a lender’s request and subsequent purchases by the lender in the open market of shares to cover such short positions, may be deemed to constitute an inducement to buy shares, which is prohibited by Regulation M. All of the above may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

INCOME TAX CONSIDERATIONS

Material United States Federal Income Tax Considerations

The following summary describes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) with respect to the ownership and disposition of our common shares purchased pursuant to this prospectus. It addresses only U.S. Holders that hold our common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, assets held for investment purposes). The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular U.S. Holders in light of their particular circumstances, nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans, U.S. Holders that own stock constituting 10% or more of our voting power (whether such stock is directly, indirectly or constructively owned), regulated investment companies, common trust funds, U.S. Holders subject to the alternative minimum tax, U.S. Holders holding our common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, and persons that acquired our common shares in a compensation transaction. In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds our common shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

The following is based on the Code, Treasury regulations promulgated thereunder (“Treasury Regulations”), and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is (i) a citizen or individual resident of the U.S., (ii) a corporation (or an entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of its substantial decisions or (B) it has properly elected under applicable Treasury Regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) may depend on both the partner’s and the partnership’s status and the activities of such partnership. Partnerships that are beneficial owners of our common shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the ownership and disposition of our common shares.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular U.S. Holder. U.S. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

Ownership and Disposition of Our Common Shares

Distributions. Subject to the discussion below under “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules,” distributions made with respect to our common shares (including any Canadian taxes withheld from such distributions) generally will be included in the gross income of a U.S. Holder as dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we are expected to be eligible for the benefits of a comprehensive income tax treaty with the U.S., dividends paid by us to non-corporate U.S. Holders are generally expected to be eligible for the reduced rate of U.S. federal income tax available with respect to certain dividends received in taxable years beginning before January 1, 2011. A corporate U.S. Holder will not be entitled to a dividends received deduction that is otherwise generally available upon the receipt of dividends distributed by U.S. corporations.

If any dividends are paid in Canadian dollars, the amount includible in gross income will be the U.S. dollar value of such dividend, calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the payment, regardless of whether the payment is actually converted into U.S. dollars. If any Canadian dollars actually or constructively received by a U.S. Holder are later converted into U.S. dollars, such U.S. Holder may recognize gain or loss on the conversion, which will be treated as ordinary gain or loss. Such gain or loss generally will be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit purposes.

A U.S. Holder may be entitled to deduct or claim a credit for Canadian withholding taxes, subject to applicable limitations in the Code. Dividends paid on our common shares are expected to be treated as income from sources outside the U.S. and generally will be “passive category income” for U.S. foreign tax credit limitation purposes. The rules governing the foreign tax credit are complex and the availability of the credit is subject to limitations. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Distributions in excess of our current and accumulated earnings and profits, if made with respect to our common shares, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in such common shares, and thereafter as capital gain. We do not currently intend to calculate our earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect that all distributions made with respect to our common shares will be treated as dividends (as described above).

Dispositions. Subject to the discussion below under “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules,” upon the sale, exchange or other taxable disposition of our common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon the sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such common shares. Capital gain or loss recognized upon a sale, exchange or other taxable disposition of our common shares will generally be long-term capital gain or loss if the U.S. Holder’s holding period with respect to such common shares disposed of is more than one year at the time of the sale, exchange or other taxable disposition. The deductibility of capital loss is subject to limitations. For U.S. foreign tax credit purposes, any capital gain or loss generally will be treated as gain or loss from sources within the U.S.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax rules generally apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is treated as a passive foreign investment company (a “PFIC”). In general, a non-U.S. corporation will be treated as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average value of the non-U.S. corporation’s assets produce or are held for the production of passive income. For these purposes, passive income generally includes dividends, interest, certain rents and royalties, and the excess of gains over losses from certain commodities transactions, including transactions involving oil and gas. However, gains and losses from commodities transactions generally are excluded from the definition of passive income if (i) they are active business gains or losses from the sale of commodities, and (ii) substantially all of the taxpayer's commodities are (a) stock in trade or inventory of it, (b) property used in its trade or business, or (c) supplies regularly used or consumed by it in the ordinary course of its trade or business (the "active commodities business exclusion").

Based on the nature of our anticipated income, assets and activities, we believe that we qualify for the active commodities business exclusion and that we will not be treated as a PFIC for the current taxable year. In addition, we expect that we will continue to qualify for the active commodities business exclusion and do not expect to be a PFIC in future taxable years. However, because the PFIC determination is made annually and because the principles and methodology for applying the PFIC tests, including the active commodities business exclusion, are not entirely clear, there can be no assurance that we would not be a PFIC for any year.

The following U.S. federal income tax consequences generally will apply to a U.S. Holder of our common shares if, contrary to our belief, we are treated as a PFIC:

Distributions. Distributions made by us with respect to our common shares, to the extent such distributions are treated as “excess distributions” pursuant to Section 1291 of the Code, must be allocated ratably to each day of the U.S. Holder’s holding period for such common shares. The amounts allocated to the taxable year during which the distribution is made, and to any taxable years in such U.S. Holder’s holding period which are prior to the first taxable year in which we were treated as a PFIC, are included in such U.S. Holder’s gross income as ordinary income for the taxable year of the distribution. The amount allocated to each other taxable year is taxed as ordinary income in the taxable year of the distribution at the highest tax rate in effect for the U.S. Holder in that other taxable year and is subject to an interest charge at the rate applicable to underpayments of tax. Any distribution made by us that does not constitute an excess distribution would be treated in the manner described under “Certain United States Federal Income Tax Considerations — Ownership and Disposition of Our Common Shares — Distributions,” above.

Dispositions. The entire amount of any gain realized upon the U.S. Holder’s disposition of our common shares generally will be treated as an excess distribution made in the taxable year during which such disposition occurs, with the consequences described above.

Elections. In general, the adverse U.S. federal income tax consequences of holding stock of a PFIC described above may be mitigated if a U.S. shareholder of the PFIC is able to, and timely makes, a valid qualified electing fund (“QEF”) election with respect to the PFIC or a valid mark-to-market election with respect to the stock of the PFIC.

U.S. Holders should consult their own tax advisors as to the tax consequences of owning and disposing of stock in a PFIC, including the availability of any elections that may mitigate the adverse U.S. federal income tax consequences of holding stock of a PFIC and any information reporting requirements that may apply to shareholders of a PFIC.

Information Reporting and Backup Withholding Tax

If certain information reporting requirements are not met, a U.S. Holder may be subject to backup withholding tax (currently imposed at a rate of 28%) on the distributions made with respect to our common shares or proceeds received on the disposition of our common shares. Backup withholding tax is not an additional tax. A U.S. Holder subject to the backup withholding tax rules will be allowed a credit of the amount withheld against such U.S. Holder’s U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income tax, such U.S. Holder may be entitled to a refund, provided that the requisite information is correctly furnished to the Internal Revenue Service in a timely manner. U.S. Holders should consult their own tax advisors as to the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

Material Canadian Federal Income Tax Considerations

The following is a fair and adequate summary of the principal Canadian federal income tax considerations of the purchase, ownership and disposition of the common shares offered hereunder (the “Offered Shares”) generally applicable to purchasers of Offered Shares pursuant to this offering who, at all relevant times, are residents of the U.S. for the purposes of the Canada-United States Tax Convention (1980), as amended (the “Convention”), are not resident in Canada or deemed to be resident in Canada for purposes of the Income Tax Act (Canada), as amended to the date hereof (the “Canadian Tax Act”), hold their Offered Shares as capital property, deal at arm’s length with and are not affiliated with Canadian Superior for the purposes of the Canadian Tax Act, do not have a permanent establishment or fixed base in Canada, and do not use or hold and are not deemed to use or hold such Offered Shares in the course of carrying on or being deemed to be carrying on business in Canada (“U.S. Resident Holders”). Whether a U.S. Resident Holder holds Offered Shares as capital property for purposes of the Canadian Tax Act will depend on all of the circumstances relating to the acquisition and holding of those shares. Offered Shares will generally be considered to be capital property to a U.S. Resident Holder unless the shares are held in the course of carrying on a business or unless that holder is engaged in an adventure in the nature of trade (i.e.

speculation) with respect to such shares. Special rules, which are not discussed in this summary, may apply to a U.S. Resident Holder that is an insurer carrying on business in Canada and elsewhere.

This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (the “Proposals”), the provisions of the Convention as in effect on the date hereof, and an understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency in force as of the date hereof. Other than the Proposals, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada which may differ significantly from those discussed herein. The summary assumes that the Proposals will be enacted substantially as proposed, but there can be no assurance that the Proposals will be enacted as proposed or at all.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident Holder, and no representation with respect to the tax consequences to any particular U.S. Resident Holder is made. The tax liability of a U.S. Resident Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Resident Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dividends

Dividends paid or credited or deemed under the Canadian Tax Act to be paid or credited to a U.S. Resident Holder on the Offered Shares will generally be subject to Canadian withholding tax equal to 25% of the gross amount of such dividends. Under the Convention and subject to the provisions thereof, the rate of Canadian withholding tax which would apply to dividends paid on the Offered Shares to a U.S. Resident Holder that beneficially owns such dividends is generally 15%, unless the beneficial owner is a company which owns at least 10% of the voting shares of Canadian Superior at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

A U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized by the holder on a disposition or deemed disposition of Offered Shares, provided that the shares do not constitute “taxable Canadian property” of the U.S. Resident Holder for purposes of the Canadian Tax Act. In addition, under the Convention a U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized by the holder on a disposition or deemed disposition of Offered Shares, provided the value of the shares is, in general terms, not derived principally from real property situated in Canada, as defined in the Convention. Offered Shares will generally not constitute taxable Canadian property of a U.S. Resident Holder provided that such shares are listed on a designated stock exchange (which currently includes the TSX and the Amex) at the time of the disposition unless (i) the Offered Shares are “designated insurance property” of the holder for purposes of the Canadian Tax Act; (ii) at any time during the 60-month period immediately preceding the disposition, the U.S. Resident Holder, persons with whom the U.S. Resident Holder did not deal at arm’s length, or the U.S. Resident Holder together with all such persons owned 25% or more of the issued shares of any class of the capital stock of Canadian Superior; or (iii) the Offered Shares were acquired in certain types of tax-deferred exchanges under the Canadian Tax Act in consideration for property that was itself taxable Canadian property. U.S. Resident Holders to whom Offered Shares constitute taxable Canadian property should consult with their own tax advisors as to the Canadian income tax consequences of a disposition of the Offered Shares.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are incorporated under the laws of the Province of Alberta, Canada, and substantially all of our assets are located in Canada, Trinidad and Tobago and North Africa. Most of our directors, officers and certain experts named in this prospectus are not residents of the United States of America. As a result, it may be difficult for United States investors to effect service of process within the United States on us or our directors or officers or the experts named in this prospectus or to enforce in the United States upon judgments of courts of the United States predicated upon civil liability under United States federal securities laws against us or our directors, officers or experts.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the documents we file with, or furnish to, them, which means that we can disclose important information to you by referring you to these documents. The information that we incorporate by reference into this prospectus forms a part of this prospectus, and information that we file later with the SEC automatically updates and supersedes any information in this prospectus. We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 40-F for the fiscal year ended December 31, 2009;

•	Challenger’s Report on Form 6-K, dated March 23, 2009, including the audited financial statements of Challenger for the fiscal year ended December 31, 2008; and

•	our Report on Form 6-K, dated April 21, 2010, including the unaudited financial statements of Challenger for the six months ended June 30, 2009.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the common shares offered by this prospectus are incorporated by reference into this prospectus and form part of this prospectus from the date of filing or furnishing of these documents. Any documents that we furnish to the SEC on Form 6-K subsequent to the date of this prospectus will be incorporated by reference into this prospectus only to the extent specifically set forth in the Form 6-K.

Any statement contained in a document that is incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus, modifies or supersedes that statement. The modifying or superseding statement does not need to state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

Upon request, we will provide, without charge, to each person who receives this prospectus, a copy of any or all of the documents incorporated by reference (other than exhibits to the documents that are not specifically incorporated by reference in the documents). Please direct written or oral requests for copies to our Chief Financial Officer at 3200, 500 – 4th Avenue SW., Calgary, Alberta, Canada T2P 2V6, telephone number (403) 294-1411.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 with respect to the shares. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares, please refer to the registration statement.

We are subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance therewith we file reports and other information with the SEC and with the securities regulators in the Province of Alberta. Under the U.S./Canada Multijurisdictional Disclosure System, we generally may prepare these reports and other information in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

We file annual reports with the SEC on Form 40-F, which includes:

•	our Canadian Annual Information Form;
•	Management’s Discussion and Analysis of Financial Condition and Results of Operations;
•	our consolidated financial statements, which have been prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP; and

•	other information specified by the Form 40-F.

We also furnish the following types of information to the SEC under cover of Form 6-K:

•	material information we otherwise make publicly available in reports that we file with regulatory authorities in Canada;
•	material information that we file with, and which is made public by, the TSX; and
•	material information that we distribute to our shareholders in Canada.

You may read and copy any document we file with the SEC at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement we have filed with respect to this offering.

You are invited to read and copy any reports, statements or other information that we file with the Alberta Securities Commission or other similar Canadian regulatory authorities at their respective public reference rooms. These filings are also electronically available from the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Reports and other information about us are also available for inspection at the offices of the TSX.

EXPERTS

The financial statements as at and for the year ended December 31, 2009 incorporated in this Prospectus by reference from our Annual Report on Form 40-F for the year ended December 31, 2009, and the effectiveness of our internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, (which reports (1) express an unqualified opinion and include a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference relating to changes in accounting principles and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited consolidated financial statements as at December 31, 2008 and for the years ended December 31, 2008 and 2007 of Canadian Superior incorporated in this prospectus have been so incorporated in reliance on the reports of Meyers Norris Penny LLP, independent registered public accountants, given on the authority of said firm as an expert in auditing and accounting.

The audited consolidated financial statements of Challenger incorporated in this prospectus have been so incorporated in reliance on the report of Meyers Norris Penny LLP, independent registered public accountants, given on the authority of said firm as an expert in auditing and accounting.

Certain information relating to our reserves included in this prospectus or incorporated in this prospectus has been calculated by us and audited and opined on, as at December 31, 2009, by GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants retained by us, and has been so included in reliance on the opinion and report of GLJ Petroleum Consultants Ltd., given upon the authority of said firm as an expert in reserve engineering.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for Canadian Superior by Borden Ladner Gervais LLP, Calgary, Alberta with respect to matters of Canadian law and Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario with respect to matters of U.S. law.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009

CANADIAN SUPERIOR ENERGY INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2009

On September 15, 2009, we completed the acquisition of Challenger and the disposition to BG of 45% of our undivided 70% interest in Block 5(c) Trinidad project to BG. The following unaudited pro forma consolidated statement of operations has been prepared to give effect to the acquisition and the disposition after giving effect to the pro forma adjustments described in the accompanying notes.

Our acquisition of Challenger took place by way of Plan of Arrangement under Section 192 of the Canada Business Corporation Act.

The following pro forma consolidated statement of operations for the year ended December 31, 2009 of Canadian Superior has been prepared to reflect the following:

•
On September 15, 2009, Canadian Superior acquired all of the outstanding common shares of Challenger in exchange for the issuance of 0.51 of a common share of Canadian Superior for each outstanding Challenger common share. The exchange ratio equals a price of $0.41 per Challenger Share;

•	Canadian Superior issued 27,728,346 Canadian Superior common shares under the Arrangement Agreement and assumed Challenger’s working capital deficit;

•	All in-the-money options to purchase Challenger common shares were exercised under a cashless conversion prior to closing;

•	Challenger warrants ceased to be exercisable for Challenger shares and became exercisable at a proportionally adjusted exercise price for that of a Canadian Superior common share; and

•
On September 15, 2009, the Company completed the sale of 45% of the Company’s undivided 70% interest in Block 5(c) Trinidad for gross proceeds of US$142.5 million.  The sale was executed as part of the Company’s Plan of Arrangement.

The pro forma consolidated statement of operations for the year ended December 31, 2009 gives effect to the acquisition and the disposition as described above as if they had occurred on January 1, 2009. The pro forma consolidated statement of operations may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on January 1, 2009 or of the results which may be obtained in the future. The unaudited pro forma consolidated statement of operations does not include realization of cost savings from operating efficiencies, synergies or any other of the effects resulting from the acquisition or disposition, if any.

CANADIAN SUPERIOR ENERGY INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2009

	Canadian Superior Energy Inc. (year ended December 31, 2009)	Challenger Energy Corp. (period from January 1-September 14, 2009)	Pro Forma Adjustments		Pro Forma Consolidated
(CDN$ thousands, except per share amounts)

Revenue and other income
Petroleum and natural gas sales	34,582	99	--		34,681
Transportation	(810)	--	--		(810)
Royalties	(2,678)	(29)	--		(2,707)
	31,094	70	--		31,164
Interest and other income	1,714	3	(986)	3(ii)	731
Gain on corporate acquisition	8,523	--	(8,523)	2	--
Gain on asset disposition	35,636	--	(35,636)	2	--
	76,967	73	(45,145)		31,895

Expenses
Operating	13,546	25	--		13,571
General and administrative	13,507	2,542	(1,065)	2	14,984
Depletion, depreciation and accretion	33,986	35	(140)	3(v)	33,881
Impairment	57,472	50,000	(50,000)	3(iv)	57,472
Interest on preferred shares	1,387	--	--		1,387
Interest on credit facility	2,459	--	--		2,459
Interest on bridge facility	--	986	(986)	3(ii)	--
Foreign exchange gain	(2,813)	(5,806)	--		(8,619)
Stock based compensation	3,057	174	(174)	3(iii)	3,057
Restructuring costs	18,821	1,880	--		20,701
Interest on creditor claims and receiver advances	2,772	--	--		2,772
Loss on investment	258	--	(258)	3(i)	--
Loss on abandonment	406	--	--		406
Bad debt expense	161	--	--		161
	145,019	49,836	(52,623)		142,232
Loss before income taxes	(68,052)	(49,763)	7,478		(110,337)
Future income tax expense (recovery)	(14,731)	--	2,169	3(vi)	(12,562)
Net loss	(53,321)	(49,763)	5,309		(97,775)

Weighted average common shares – basic and diluted (000s)	176,903	--	19,523	3(vii)	196,426
Basic and diluted loss per share	($0.30)	--	--		($0.50)
See accompanying notes to the unaudited pro forma consolidated statement of operations

CANADIAN SUPERIOR ENERGY INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2009
(tabular amounts in thousands of Canadian dollars)

1.	Basis of Presentation

The pro forma consolidated statement of operations reflects adjustments as if the acquisition of Challenger and the disposition of the 45% interest in Trinidad Block 5(c) occurred as of January 1, 2009.

The pro forma consolidated statement of operations has been prepared from information derived from the following:

•
Challenger’s unaudited consolidated financial information for the period January 1, 2009 to September 14, 2009, as prepared by management, solely for the purpose of this pro forma financial statement; and

•	Canadian Superior’s audited consolidated financial statements for the year ended December 31, 2009, which includes the results of Challenger’s operations from the date of acquisition.

Accounting policies used in the preparation of the pro forma consolidated statement of operations are in accordance with those used in Canadian Superior’s financial statements and are in accordance with Canadian generally accepted accounting principles.

In the opinion of management of Canadian Superior, all necessary adjustments for a fair presentation are included in the pro forma consolidated statement of operations.

2.	Business Combination and Disposition

a) Business Combination

The following table presents the amounts assigned to the net assets acquired based on their estimated fair values at the date of acquisition:

Consideration
Common shares (27,728,346 shares)	22,183

Net assets received at fair value
Cash	215
Working capital	(53,244)
Property, plant and equipment	86,950
Asset retirement obligation	(3,068)
Warrants	(147)
30,706
Gain on corporate acquisition	(8,523)
22,183

For accounting purposes the Canadian Superior shares issued as consideration were valued at the closing price of the shares on September 15, 2009 of $0.80 per common share.

The direct and incremental transaction costs, consisting primarily of professional fees amounting to approximately $1.1 million, incurred in connection with the acquisition and the gain on the corporate acquisition of approximately $8.5 million recorded in Canadian Superior’s consolidated financial statements for the year ended December 31, 2009 have not been included in the pro forma consolidated statement of operations as the costs and gains are one-time expenses and credits that will not have a continuing impact on Canadian Superior’s operations.

CANADIAN SUPERIOR ENERGY INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2009
(tabular amounts in thousands of Canadian dollars)

2.	Business Combination and Disposition (continued)

b) Disposition

The following table presents the amounts net assets disposed at carrying value on the date of disposition:

Proceeds from disposition
Cash	155,377
Transaction costs	(8,733)
Net proceeds	146,644

Net assets disposed at carrying value
Property, plant and equipment	(116,530)
Asset retirement obligation	5,522
Net assets	(111,008)
Gain on disposition	35,636

The gain on the disposition recorded in Canadian Superior’s consolidated financial statements for the year ended December 31, 2009 has not been included in the pro forma consolidated statement of operations as the gain is a one-time credit that will not have a continuing impact on Canadian Superior’s operations.

3.	Pro Forma Adjustments

The pro forma consolidated statement of operations for the year ended December 31, 2009, gives pro forma effect to the following assumptions:

(i)	The elimination of the loss on investment on the Challenger shares held by Canadian Superior;
(ii)	The elimination of interest income/expense related to the Bridge Facility between Canadian Superior and Challenger;
(iii)	The elimination of stock based compensation expense due to the termination of Challenger employees and cashless exercise of the options prior to the acquisition being effected;
(iv)
The elimination of Challenger impairment of $50.0 million related to the Block 5(c) assets.  Under the Plan of Arrangement, the acquisition and disposition were to be completed as part of the series of transactions.  As the pro forma fair value exceeds the associated carrying value of the consolidated Block 5(c) assets, this impairment would not have been recorded if the transactions had occurred on January 1, 2009;

(v)	The reduction of $0.1 million in accretion expense related to asset retirement obligations to reflect the impact of the pro forma acquisition and disposition on January 1, 2009;
(vi)	The future income tax impact of the pro forma adjustments at Canadian Superior’s statutory rate of 29%; and
(vii)	Inclusion in the basic and diluted weighted average common shares of Canadian Superior of 27,728,346 additional common shares for the period from January 1, 2009 to September 14, 2009.

CANADIAN SUPERIOR ENERGY INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2009
(tabular amounts in thousands of Canadian dollars)

4.	Application of United States Generally Accepted Accounting Principles

The application of United States generally accepted accounting principles (“US GAAP”) would have the following effect on the pro forma consolidated statement of operations:

For the year ending December 31, 2009
($ thousands, except per share amounts)

Pro forma net loss in accordance with Canadian GAAP	(97,775)
Flow through shares
Income taxes	(1,626)
Change in fair value of warrants	121
Related party property acquisitions
Depletion, amortization and accretion expense	266
Income taxes	(77)
Ceiling test
Write down of petroleum and natural gas properties	(23,927)
Income taxes	6,939
Depletion, depreciation and accretion expense	20,732
Income taxes	(6,012)
Change in valuation allowance on deferred income taxes	(11,604)
Convertible preferred share treatment	(1,440)
Pro forma net loss in accordance with U.S. GAAP	(114,403)
Convertible preferred share treatment	(669)
Pro forma net loss attributable to common shareholders in accordance with U.S. GAAP	(115,072)
Pro forma net loss per share in accordance with U.S. GAAP
Basic and diluted	($0.59)

The U.S. GAAP adjustments above reflect those made in the twelve months ended December 31, 2009 and the period ended September 14, 2009, U.S. GAAP reconciliations of Canadian Superior and Challenger, respectively.  The Canadian GAAP pro forma adjustments described in note 2 and 3 did not have a material impact on the U.S. GAAP adjustments reflected above.

a)	Flow-through shares

The Company finances a portion of its activities with flow through share issues whereby the tax deductions are renounced to the share subscribers.  The tax cost of the deductions renounced to shareholders is reflected as an increase in the future income tax liability and a reduction from the stated value of the shares. Under U.S. GAAP, share capital for flow-through shares issued after 1998 is stated at the quoted value of the shares at the date of issuance; the tax cost resulting from deduction renouncements, less any proceeds received in excess of the quoted value of the shares, must be included in the determination of the tax expense.

b)	Related party property acquisitions

In prior years, the Company recorded property acquisitions from related parties in exchange for common shares at the exchange amount, pursuant to Canadian GAAP. Under U.S. GAAP, these related party acquisitions are recorded at the seller’s carrying amount. The resulting differences in the recorded carrying amounts of the properties results in differences in depletion and amortization expense in subsequent years.

c)	Ceiling test

Under U.S. GAAP, for determining the limitation of capitalized costs, the carrying value of a cost centre’s oil and gas properties cannot exceed the present value of after tax future net cash flows from proved reserves, discounted at 10%, using oil and gas prices based upon an average price in the prior 12-month period and unescalated costs (in 2008 constant pricing was used), plus (i) the costs of properties that have been excluded from the depletion calculation and (ii) the lower of cost or estimated fair value of unproved properties included in the depletion calculation, less (iii) income tax effects related to differences between the book and tax basis of the properties. The amount of the impairment expense is recognized as a charge to the results of operations and a reduction in the net carrying amount of a cost centre’s petroleum and natural gas properties.

For Canadian GAAP, the carrying value includes all capitalized costs for each cost centre, including costs associated with asset retirement net of estimated salvage values, unproved properties and major development projects, less accumulated depletion and ceiling test impairments. The U.S. GAAP definition under Regulation S-X is similar to Canadian GAAP, except that under U.S. GAAP the carrying value of assets should be net of deferred income taxes and costs of major development projects are to be considered separately for purposes of the ceiling test calculation.

At December 31, 2009, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required an impairment adjustment of $57.5 million to the carrying value of the Company’s Canadian petroleum and natural gas properties.  During the twelve months ended December 31, 2009, under U.S. GAAP the Company applied full cost ceiling tests which resulted in a total of $81.4 million pre-tax adjustment ($57.8 million after tax) to the carrying value of the Company’s petroleum and natural gas properties. The resulting differences in prior years in the recorded carrying amounts of the properties results in differences in depletion, amortization and accretion expenses in subsequent years.

d)	Valuation allowance on deferred income tax assets

This adjustment reflects the accounting of an additional valuation allowance on the deferred income tax assets for U.S. GAAP purposes arising from the differences in the accounting values due to the write downs of petroleum and natural gas properties and reduced depletion, depreciation and accretion expense.  In addition, the liability method followed by the Company differs from U.S. GAAP due to the application of transitional provisions upon the adoption and the use of substantively enacted versus enacted rates.

e)	Preferred shares

Under U.S. GAAP, dividends paid on the preferred shares are a capital transaction, whereas under Canadian GAAP they are accounted for as interest expense.

f)	Warrants

Under U.S, GAAP the fair value of warrants denominated in currencies other than the Company’s functional currency are treated as a derivative liability.  The derivative liability of such warrants is marked to market at the end of each period and the change in the fair value is recorded in the statement of operations.  Under Canadian GAAP the fair value of warrants on the issue date is treated as a component of shareholders’ equity and is not subsequently marked to market at the end of each period.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Indemnification of Directors and Officers

The Business Corporations Act (Alberta), under which the Registrant is incorporated, permits a corporation to indemnify its directors and officers, including those of its subsidiaries, for costs, charges and expenses, including amounts paid to settle an action or satisfy any judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding, if such director or officer acted honestly and in good faith with a view to the best interests of the corporation and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such director or officer had reasonable grounds for believing that his or her conduct was lawful.

In accordance with the provisions of the Business Corporations Act (Alberta) described above, the by-laws of the Registrant provide that the Registrant shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Registrant’s request as a director or officer of a corporation of which the Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or such other corporation if he or she acted honestly and in good faith with a view to the best interests of the Registrant and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in the indemnity provisions under the Registrant's by-laws and the Business Corporations Act (Alberta).

Reference is made to Item 10 for the undertakings of the Registrant with respect to indemnification for liabilities arising under the Securities Act of 1933, as amended.

Item 9.	Exhibits

The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description

2.1	Plan of Arrangement, dated August 17, 2009, under the Companies' Creditors Arrangement Act (Canada).
2.2	Final Approval Order of Court of Queen's Bench Alberta, dated September 14, 2009, for Plan of Arrangement under the Companies' Creditors Arrangement Act (Canada).
4.1	Description of Series B Preferred Shares (excerpt from Articles of Incorporation).
4.2	Term Sheet, dated December 17, 2009, between the Registrant and the Selling Shareholders.
4.3	Registration Rights Agreement, dated February 3, 2010, between the Registrant and the Selling Shareholders.
4.4	Specimen Common Share Certificate.(1)
4.5	Form of Warrant.
4.6	Shareholder Rights Plan.(2)
5.1	Opinion of Borden Ladner Gervais LLP as to the legality of the common shares being registered hereby.
23.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
23.2	Consent of Meyers Norris Penny LLP, Independent Registered Public Accounting Firm.
23.3	Consent of Meyers Norris Penny LLP, Independent Registered Public Accounting Firm.
23.4	Consent of GLJ Petroleum Consultants Ltd.

23.5	Consent of Borden Ladner Gervais LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included in Part II of this Registration Statement).
____

(1)	Previously filed with the Registrant’s Registration Statement on Form F-3, filed with the Commission on September 26, 2008 and incorporated herein by reference.
(2)	Previously filed with the Registrant’s Registration Statement on Form F-3, filed with the Commission on August 31, 2006 and incorporated herein by reference.

Item 10.                        Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement;

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial Statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.  Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: (A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on April 21, 2010.

CANADIAN SUPERIOR ENERGY INC.

By:	/s/ Robb Thompson
Robb Thompson
Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Leif Snethun and Robb Thompson, and each of them, with full power to act without the other, his true and lawful attorneys-in-fact and agents, with full and several power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on April 21, 2010.

Signature	Title

/s/ Leif Snethun	Leif Snethun
Chief Operating Officer
(Principal Executive Officer)

/s/ Robb Thompson	Robb Thompson
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

/s/ Marvin Chronister	Marvin Chronister
Chairman of the Board

/s/ Kerry Brittain	Kerry Brittain
Director

Dr. James Funk
Director

James H. T. Riddell
Director

/s/ William Roach	Dr. William Roach
Director

/s/ Gregory Turnbull	Gregory Turnbull
Director

Richard Watkins
Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, the undersigned certifies that it is the duly authorized United States representative of the Registrant and has duly caused this Registration Statement to be signed on behalf of it by the undersigned, thereunto duly authorized, in the City of Calgary, Alberta, Canada on April 21, 2010.

MARVIN CHRONISTER
(Authorized Representative)

By:	/s/ Marvin Chronister
Name:	Marvin Chronister
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

2.1	Plan of Arrangement, dated August 17, 2009, under the Companies' Creditors Arrangement Act (Canada).
2.2	Final Approval Order of Court of Queen's Bench Alberta, dated September 14, 2009, for Plan of Arrangement under the Companies' Creditors Arrangement Act (Canada).
4.1	Description of Series B Preferred Shares (excerpt from Articles of Incorporation).
4.2	Term Sheet, dated December 17, 2009, between the Registrant and the Selling Shareholders.
4.3	Registration Rights Agreement, dated February 3, 2010, between the Registrant and the Selling Shareholders.
4.4	Specimen Common Share Certificate.(1)
4.5	Form of Warrant.
4.6	Shareholder Rights Plan.(2)
5.1	Opinion of Borden Ladner Gervais LLP as to the legality of the common shares being registered hereby.
23.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
23.2	Consent of Meyers Norris Penny LLP, Independent Registered Public Accounting Firm.
23.3	Consent of Meyers Norris Penny LLP, Independent Registered Public Accounting Firm.
23.4	Consent of GLJ Petroleum Consultants Ltd.
23.5	Consent of Borden Ladner Gervais LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included in Part II of this Registration Statement).
_____________

(1)	Previously filed with the Registrant’s Registration Statement on Form F-3, filed with the Commission on September 26, 2008 and incorporated herein by reference.
(2)	Previously filed with the Registrant’s Registration Statement on Form F-3, filed with the
Commission on August 31, 2006 and incorporated herein by reference.